Via USPS Certified Mail and Facsimile

February 22, 2011

Anne Nguyen Parker, Branch Chief
Douglas Brown, Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Facsimile: 703-813-6982

Re:          Success Exploration & Resources, Inc.
Registration Statement on Form S-1 File No. 333-167001 (Filed May 21, 2010)

Dear Ms. Nguyen Parker and Mr. Brown:

The Issuer referred to above and I have received your letter dated September 2, 2010.  We have reviewed your comments collectively and have formulated the following responses accordingly.  Thank you again for your efforts in facilitating our aim to improve the quality of this disclosure document.

We have reiterated your comments below, taking care to preserve the form and format of the comment letter as received.  Our responses follow each comment.  Actual excerpts from the disclosure document may appear in 10pt italicized type.

COMMENTS & RESPONSES

General

1.
We note your response to our prior comment 2 from our letter dated June 16, 2010. Please include, if true, a statement in the registration statement that states that you are not a shell or blank check company and that you do not have any plans now or in the future to engage in mergers or acquisitions with other companies or entities.

Response:

We have revised the filing in accordance with your request.  The revision appears on page 37 of the filing as revised under the section entitled “Executive Overview”.  The relevant language reads as follows:

We are an exploration stage company engaged in the acquisition and exploration of mineral properties and projects.  We do not believe that we are a "blank check company" as that term is defined by Rule 419 (often referred to as a “shell” in this context).  A blank check company:

1.
Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

2.	Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

We do not believe that we fall under this definition in that: (1) we have a specific business plan focused on exploring the feasibility of developing the Red Rupert Claim in tandem with acquiring additional claims; and (2) we have no plans to engage in a merger or acquisition no or in the foreseeable future.

Success Exploration & Resources, Inc.: File No. 333-167001	Page 1 of 9

2.
We note your response to our prior comment 4 from our letter dated June 16, 2010. Please include the information provided in your response to this comment on the cover page of the registration statement.

Response:

We have revised the filing in accordance with your request.  The revision appears on page 3 of the filing.  The relevant language reads as follows:

Our agent for service of process in Nevada is: Perry Langis.  His address for service is: 1859 Whitney Mesa Drive Henderson, NV 89014.

3.	Please monitor your requirements to provide updated financial statements with your next amendment. Please refer to Rule 3-12 of Regulation S-X.

Response:

We have updated our financial statements accordingly.

Outside Front Cover Page of Prospectus

4.	We note your response to prior comment 6 from our letter dated June 16, 2010 and the corresponding revised disclosure that states:

The Shares will be offered from time to time for the account of the stockholders identified in the "Selling Stockholders" section of this prospectus as well as for the Company. We intend to seek a listing of our Common Stock on the Over-The-Counter Bulletin Board ("OTCBB"), which is maintained by the Financial Institutions National Regulatory Authority. Our shares may be sold at a fixed price of $.25 per share, on a best-efforts basis, by our officers and directors. (Emphasis added.)

Please clarify that the selling stockholders will also sell their shares at the fixed price of $.25 per share.

Response:

We have revised the filing in accordance with your request.  The revision appears on page 3 of the filing.  The relevant language reads as follows:

This prospectus relates to the public offering ("Offering") of: (1) 1,626,000 shares of our common stock (as adjusted subsequent to a forward split of 6 for 1) originally sold to certain selling shareholders at a forward-split adjusted price of $0.025 in a May 2007 private equity offering conducted in Canada believed to be exempt from registration pursuant to Regulation “S”; and (2) 8,000,000 shares to be offered by the Company for an aggregate of 9,626,000 shares of Common Stock (the "Shares"). The Shares will be offered from time to time for the account of the stockholders identified in the "Selling Stockholders" section of this prospectus as well as for the Company. We intend to seek a listing of our Common Stock on the Over-The-Counter Bulletin Board ("OTCBB"), which is maintained by the Financial Institutions National Regulatory Authority.  Our shares may be sold at a fixed price of $.25 per share, on a best-efforts basis, by our officers and directors.  Selling shareholders will likewise offer their shares for sale at a fixed price of $0.25 per share.  The Company will not receive any of the proceeds from the sale(s) of any selling shareholders’ shares. This offering shall commence once registration with the Securities and Exchange Commission is deemed effective and shall continue for a duration of one (1) year from the date of effectiveness unless terminated earlier by us.

Success Exploration & Resources, Inc.: File No. 333-167001	Page 2 of 9

5.
We note your response to prior comment 7 from our letter dated June 16, 2010. Please clarify that the company will not receive any proceeds from the sale of 1,626,000 shares by the selling stockholders.

Response:

Please refer to our response to your comment number 4.

6.
Furthermore, we note your response to prior comment 19 from our letter dated June 16, 2010 that explains the possible use of a broker dealer and payment of commissions. Please include this information as a footnote to the offering proceeds table where you discuss the maximum commission.

Response:

We have revised the filing in accordance with your request.  The revision appears on page 3 of the filing.  The relevant language reads as follows:

Offering Proceeds	$2,000,000	100.0%	$1,000,000	50.0%
Total Proceeds	2,000,000	100.0%	1,000,000	50.0%
Maximum Commissions(1)	200,000	10.0%	100,000	10.0%
Offering Expenses	30,000	1.50%	30,000	3%
Total Offering Expenses	230,000	11.50%	130,000	13.00	%(1)

Net Proceeds from Offering	$1,770,000	88.5%	$870,000	87.0	%(2)

(1) We do not believe we will use broker/dealers or underwriters to facilitate our efforts in offering and selling our shares but to the extent that (1) the rules and regulations might allow us to use a broker dealer; (2) a broker/dealer is willing and able to participate in this offering on a best-efforts basis; and (3) we are unable to raise sufficient funds on our own we have elected to cap any commissions that might be available to broker/dealers at ten (10%) percent.  In any event, our officers and directors will not be receiving any commissions or remuneration in conjunction with the offer or sale of these securities.  Our officers and directors are acting in reliance of the safe harbor provided for by Rule 3a4-1 of the Exchange Act.

7.
We note your response to our prior comment 8 from our letter dated June 16, 2010. If you intend to use only one prospectus for the resale offering by your selling shareholders, as well as for the direct public offering by you, please revise your registration statement to indicate that each offering will be conducted at separate times, with one offering ending before the other commences. Indicate the specific date at which the resale offering will commence and end, and the specific date at which the primary offering by you will commence and end. Alternatively, please include two prospectuses, which could be presented to investors of each type of offering.

Success Exploration & Resources, Inc.: File No. 333-167001	Page 3 of 9

Response:

We have revised the filing in accordance with your request.  The revision appears on pages 3 and 27 of the filing.  The relevant language reads substantively as follows:

The Company will not receive any of the proceeds from the sale of the selling shareholders stock.  The offering shall commence once registration with the Securities and Exchange Commission is deemed effective and shall continue for a duration of one (1) year from the date of effectiveness unless terminated earlier by us.  This is offering is bifurcated as follows:  (1)  the Company shall offer for sale 9,626,000 shares of common stock for which any proceeds resulting from sales shall be payable to the Company (the “Primary Offering”).  The Primary Offering shall commence once registration is deemed effective and shall continue for a period of three (3) months  or until such time as a post-effective amendment is filed terminating the Primary Offering; and (2)  Selling Shareholders shall thereafter commence offering their shares for sale from the date of termination  of the Primary Offering up until one (1) year from the date of effectiveness of the registration statement unless terminated earlier by us.

8.	In addition, we note your response indicates that Mr. Craig would no longer be a selling shareholder, but that he is still included as a selling shareholder. Please revise.

Response:

This of course was an oversight.  We have revised the filing accordingly.

Summary Information and Risk Factors, page 5

9.
We note your response to our prior comment 9 from our letter dated June 16, 2010 and reissue the comment. Please clarify and provide the documents, "Special Meeting BOD 4-28-2010 Claim Purchase.doc," and "Tenure Detail m map 104rn.htm," referenced in your response. Further, modify your disclosure in this section and throughout the filing to clarify the nature of your "interest" in the Red Rupert Mining Claim, the value paid for the claim and any activities, if any, that you need to conduct in order to retain your "exclusive right to mine and remove" metals from your unpatented mining claim. We may have further comments.

Response:

We have revised the filing in accordance with your request.  The relevant language appears on page 14.

British Columbia law requires that a holder of title to the claims must spend at least CDN $0.40 per hectare per year in order to keep the property in good standing. Thus, the annual cost of compliance with the Mineral Tenure Act with respect of the claims is presently approximately CDN $125 per year.  The Red Rupert Mining Claim is in good standing with the Province of British Columbia until February 23, 2011 (Tenure Number: 706975).   Exploration work with a minimum value of CDN $125 for the property is required before February 23, 2011. If we do not complete this minimum amount of exploration work by this time, we will (on behalf of the claim owner) be required to pay a fee in lieu of exploration work in the amount of CDN$125 to the Province of British Columbia.  If we fail to meet these requirements on a timely basis,  our mineral  claim  will  lapse.  Accordingly, you could lose all or part of your investment in our common stock.

Success Exploration & Resources, Inc.: File No. 333-167001	Page 4 of 9

We will also have to sustain the cost of reclamation and environmental remediation for all exploration work undertaken. Both reclamation and environmental remediation refer to putting disturbed ground back as close to its original state as possible. Other potential pollution or damage must be cleaned-up and renewed along standard guidelines outlined in the usual permits. Reclamation is the process of bringing the land back to its natural state after completion of exploration activities. Environmental remediation refers to the physical activity of taking steps to remediate, or remedy, any environmental damage caused. The amount of these costs is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the recommended work program. Because there is presently no information on the size, tenor, or quality of any resource or reserve at this time, it is impossible to assess the impact of any capital expenditures on earnings, our competitive position or on us in the event a potentially economic deposit is discovered.

Prior to undertaking mineral exploration activities, we must make application under the Mines Act for a permit, if we anticipate disturbing land. A permit is issued within 45 days of a complete and satisfactory application. We do not anticipate any difficulties in obtaining a permit, if needed. The initial exploration activities on the property underlying our mineral claim interest are not expected to involve ground disturbance and as a result do not require a work permit. Any follow-up trenching and/or drilling will require permits, applications for which will be submitted well in advance of the planned work.

There is a risk that new regulations could increase our costs of doing business and prevent us from carrying out our exploration program.  We will also have to sustain the cost of reclamation and environmental remediation for all exploration work undertaken.  Both reclamation and environmental remediation refer to putting disturbed ground back as close to its original state as possible.

Use of Proceeds, page 21

10.
We note the line item for $5,000 dedicated to "Unscheduled expenses related to Phase(s) 1 and 2." You have discussed the use of proceeds for Phase 1 and Phase 3, but have not provided for any use of proceeds specifically for Phase 2. Please advise or revise to discuss Phase 2 and the amounts you intend to spend to implement Phase 2. In this regard, we note your discussion on page 33 that the cost of Phase 2 could range between $50,000 - $75,000.

Response:

We have revised the Use of Proceeds Chart as follows:

USE OF NET PROCEEDS

Phase 1(a) - Preliminary Work - Review of Regional Database	1,600	0.08%	1,600	0.18%
Website development	5,000	0.25%	5,000	0.57%
Phase 1(b) - Field Work	16,200	0.81%	16,200	1.86%
Phase 2 Field Studies	75,000	3.75%	50,000	5.76%
Unscheduled expenses related to Phase(s) 1 and 2	5,000	0.25%	5,000	0.57%
Phase 3 Field Work	125,000	6.25%	125,000	14.37%
General operating capital	1,507,200	85.63%	667,200	76.69%
Total Use of Net Proceeds	$1,735,000	100.00%	$870,000	100.0%

Success Exploration & Resources, Inc.: File No. 333-167001	Page 5 of 9

11.
We note your response to our prior comment 17 from our letter dated June 16, 2010. Please clarify your intended use of the money labeled as general operating capital given your primary objective of conducting exploration on the Red Rupert Claim (which has been discussed throughout your Use of Proceeds section) and the intent to purchase other properties referenced throughout the filing. Discuss the specific activities that will be covered under general operating capital and quantify the amounts to be used for each of these activities within the next 12 months. For example, we note that your Executive Overview discusses your expectation that it will stake additional mining claims "depending on the amount of money [you] raise in the primary offering."

Response:

We have revised the discussion by including the language appearing in italics below.  The discussion in its entirety appears below.

General Operating Capital

If we raise the maximum proceeds possible in this offering we have allocated the sum of $1,582,200 to net general operating capital.  If we raise only fifty percent of the maximum, we have allocated the sum of $717,200 to net general operating capital.  Because it is difficult to prognosticate how much if any money we might raise in this offering we have included approximate percentages for purposes of allocating how we intend to apply our operating capital over the twelve months subsequent to the offering.  The percentages are as follows:

Purchase Claims	35%
Exploration	20%
Drilling Sampling	5%
Geo Physics /Geo Chemistry	5%
Feasibility Studies	15%
Developmental Cost Analysis	5%
Equipment leasing	10%
Travel	5%

We will engage a geologist  to provide a further  analysis of the  property  and potential  for  minerals.  Our initial  program will be to prospect the property locating all signs of unreported  previous work and record the results by global positioning  system (GPS)  coordinates.  After all previous work areas have been accurately located; a geologist can rapidly produce a detailed geological map of the property  delineating the favorable  areas.  Samples will be collected from all exposure of the formation and analyses performed.

Our capital expenditures will depend on the outcome of  geological and  engineering  testing  occurring over this interval.  If results provide the basis to continue development and geological studies indicate high probabilities of sufficient production quantities, we will attempt to raise capital to further our  mining  program,  build  production  infrastructure,  and raise  additional capital for further land acquisitions. This includes the following activity:
•	Review all available information and studies.
•	Digitize all available factual information.
•	Complete an NI 43-101 Compliant Report with a qualified geologist familiar with mineralization.
•	Determine feasibility and amenability of extracting the minerals via an ISL operation.
•	Create investor communications materials, corporate identity.

Success Exploration & Resources, Inc.: File No. 333-167001	Page 6 of 9

If we raise at least $60,000-100,000 in the Primary offering we should be able to meet our expenses and execute our business plan as described herein.  If we are unable to raise at least $60,000, we will not be able to execute Phase One of the Red Rupert Claim or stake additional claims as planned.  Accordingly, we will be required to obtain additional financing in order to continue our plan of operations beyond the next twelve months.

Selling Security Holders, page 24

12.	We note your response to our prior comment 18 from our letter dated June 16, 2010. Mr. Stuart William Craig still appears in the table as a selling shareholder, however. Please revise.

Response:

Please refer to our response to your comment number 8.

Directors, Executive Officers, Promoters and Control Persons, page 40

13.
We note your response to our prior comment 24 from our letter dated June 16, 2010. Expand the biographical sketch for Mr. Ron Kirby to identify the entities with which he was employed for the last five years, leaving no gaps as to time. See Item 401(e) of Regulation S-K.

Response:

We have revised the discussion by adding the language appearing in italics below.  The discussion as to Mr. Kirby’s background (in its entirety) appears below.

 (Attorney-Private Practice) Mr. Kirby has over thirty-three years of experience representing financial institutions, private lenders and individuals and corporations in matters of finance, security, corporate structure, restructure and operations.  Currently, Mr. Kirby is a member of the Law Society of Upper Canada (Admitted (1977)). He is a Barrister Solicitor & Notary Public Member Of The Lao Society Of Upper Canada.  Mr. Kirby earned a B.A. (ECONOMICS) from Queen’s University At Kingston, Ontario Canada (1971) and an LLB Bachelor Of Laws, from the University Of Windsor, Windsor. Ontario Canada (1975).  He practices before the Supreme Court of Ontario and was sworn in and enrolled as a Solicitor of The Supreme Court Of Ontario on The Fiat of the Honorable Mr. Justice Grange in 1977.   For the past five years Mr. Kirby has operated a private law practice from his office at 237 Wellington Street West, Chatham Ontario Canada. In addition to the general director qualifications we seek in a candidate, Mr. Kirby was specifically chosen to serve as a director due to his legal acumen and experience.

Director Qualification, page 40

14.
We note your response to our prior comment 25 from our letter dated June 16, 2010. Please discuss for each director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director, in light of your business and structure. See Item 401(e) of Regulation S-K.

Success Exploration & Resources, Inc.: File No. 333-167001	Page 7 of 9

Response:

We have amended the disclosure accordingly.  For each of the directors we have added the following:

Ron Kirby, Director-  In addition to the general director qualifications we seek in a candidate, Mr. Kirby was specifically chosen to serve as a director due to his legal acumen and experience.

Stuart Craig, Director-  In addition to the general director qualifications we seek in a candidate, Mr. Craig was specifically chosen to serve as a director due to his strong accounting background.

Garry Payie, Director-  In addition to the general director qualifications we seek in a candidate, Mr. Payie was specifically chosen to serve as a director due to his experience and expertise in geology and mining.

Ian Hunter, Chief Financial Officer, Director-  In addition to the general director qualifications we seek in a candidate, Mr. Hunt was specifically chosen to serve as a director due to his experience and expertise in banking and finance.

Certain Relationships and Related Transactions, page 46

15.	We note your response to our prior comment 27 from our letter dated June 16, 2010. Please provide the names of the related parties. See Item 404(a)(1) of Regulation S-K.

Response:

We have amended the disclosure accordingly:

Office space and services are provided without charge by an officer of the Company (Alexander Long).  Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.

During the six months ended November 30, 2010, Alexander Long paid for various expenses of the Company totaling $11,396.  This loan bears no interest and is due upon demand.

As of November30, 2010 and May 31, 2010, the balance owed to the related party (Alexander Long) is $21,489 and $10,093, respectively.

Exhibit 5.1

16.
We note your response to prior comment 33 from our letter dated June 16, 2010 and reissue it with clarification. As the shares being resold by the selling stockholders are already outstanding, please obtain a revised opinion that these shares are validly issued, fully-paid and non-assessable.

Response:

Exhibit 5.1, the Opinion Letter, has been revised accordingly and re-filed together with the 2nd amended registration statement.

Success Exploration & Resources, Inc.: File No. 333-167001	Page 8 of 9

I hope these response(s) are sufficiently satisfactory.  If you have any additional inquiries or if there is anything else you may require please contact me directly at above referenced telephone number.  Thank you in advance for your prompt attention to this matter.

Kind Regards,

/s/ John E. Dolkart, Jr. Esq.

John E. Dolkart, Jr., Esq.

Success Exploration & Resources, Inc.: File No. 333-167001	Page 9 of 9